June 2, 2014

Mr. Terrance O’Brien

Accounting Branch Chief

U. S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D. C. 20549

Dear Mr. O’Brien:

I have received your letter dated May 16, 2014 regarding comments on L. S. Starrett’s 10K (Fiscal year-ended June 30, 2013). I am requesting a ten day extension to June 12, 2014 due to conflicts in schedules of key respondents.

Sincerely,

/s/ Francis J. O’Brien

Francis J. O’Brien

Treasurer and Chief Financial Officer

L. S. Starrett Company

121 Crescent Street

Athol, MA 01331

(978) 249-3551